UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-40949

Enfusion, Inc.*

(Exact name of registrant as specified in its charter)

125 South Clark Street, Suite 750

Chicago, Illinois 60603

Telephone number: (312) 253-9800

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A Common Stock, par value $0.001 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None.*

*

Effective April 21, 2025, in connection with the transactions contemplated by the Agreement and Plan of Merger, dated as of January 10, 2025, by and among Enfusion, Inc. (“Enfusion”), Clearwater Analytics Holdings, Inc. (“Clearwater”), Poseidon Acquirer, Inc., a wholly-owned subsidiary of Clearwater (“Acquirer”), Poseidon Merger Sub I, Inc., a wholly-owned subsidiary of Clearwater (“Merger Sub”), Poseidon Merger Sub II, LLC, an indirect subsidiary of Clearwater (“Merger Sub II”), and Enfusion Ltd. LLC, a subsidiary of Enfusion (“Enfusion OpCo”), (i) Merger Sub II merged with and into Enfusion OpCo (the “LLC Merger”), with Enfusion OpCo surviving the LLC Merger as an indirect subsidiary of Clearwater, (ii) Merger Sub merged with and into Enfusion (the “First Merger”), with Enfusion surviving the First Merger as a direct, wholly-owned subsidiary of Clearwater (the “Surviving Corporation”), and (iii) the Surviving Corporation merged with and into Acquirer (the “Second Merger”), with Acquirer surviving the Second Merger as a direct, wholly-owned subsidiary of Clearwater.

Pursuant to the requirements of the Securities Exchange Act of 1934, Enfusion, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated: May 1, 2025	Enfusion, Inc.

	By:	/s/ Alphonse Valbrune
	Name:	Alphonse Valbrune
	Title:	Secretary